Exhibit 1A-13

AQUA BEATO INTRO WHY INVEST SUMMARY LEADERSHIP FAQS JOIN WAITLIST WHERE HAPPINESS FLOWS Invest in Aqua Beato Company Introduction Aqua Beato is a premium alkaline beverage company positioned at the forefront of the booming health and wellness drinks market Its product line features naturally alkaline spring water (pH ~82±/-) and flavored sparkling waters -all sourced from mineral-rich springs in the Appalachian foothills. Every product is bottled in eco-friendly, 100% recyclable aluminum cans and bottles, combining purity, sustainability, and innovation in every sip But what truly sets Aqua Beato apart is the team behind its growth. Kevin Harrington, the marketing legend and original Shark from Shark Tank, brings the same playbook that helped propel Celsius Holdings, now valued over the 14 billion-dollar range. Harrington's early involvement and strategic influence at Celsius helped redefine the functional beverage industry, emphasizing healthier choices, retail and e-commerce expansion, and transformative brand partnerships such as PepsiCo Now, Harrington and his powerhouse firm, Big Brand Ventures (BBV) -credited with over $8 billion in combined sales -have joined forces with Aqua Beato. Together, they bring world-class expertise in direct response marketing, digital and TV media, global distribution, and scaling consumer brands from niche to national dominance This partnership signals a new era for Aqua Beato: one that unites premium product quality with proven marketing firepower. With Harrington's track record of turning beverages into billion-dollar success stories and BBV's unmatched experience in scaling brands, Aqua Beato is poised to become the next household name in clean hydration and wellness innovation Why Invest in Aqua Beato?

Unique Brand Voice

Focused on family, community and happiness, differentiating from harsher competitors like Liquid Death and Monster.

Community Giveback

Built-in social impact initiatives enhance loyalty and investor appeal.

Premium Positioning

Targets the growing health-conscious and wellness-focused consumer base with 8.2% alkalinity and all neutral minerals.

Lifestyle Integration

Aligned with health and wellness family focused events including influencer and wellness campaigns.

$500B+ Market

Operating in a rapidly expanding $500B+ global market with premium product positioning.

100% All-Natural

Pure, mineral-rich hydration for a sustainable, happy & energized lifestyle. Aqua Beato offers clean, naturally mineral-packed water that refreshes and nourishes your body, without the artifical additives.

Sustainably Sourced

Sourced from the pristine Appalachian Springs, Aqua Beato provides the purest hydration with essential minerals in eco-friendly packaging, fueling both your body and your commitment to sustainability.

100% Recyclable

From the moment you crack open an Aqua Beato can, you're not just getting pure, mineral rich hydration, you're also doing your part to reduce plastic waste. Packaged in 100% recyclable aluminum, Aqua Beato keeps your water cold and your conscience clear.

Business Summary

Alternative Canning Solutions Inc. d/b/a Aqua Beato is a premium all-natural alkaline spring water brand sourced from the foothills of the Appalachian Mountain, known for its high-quality mineral content and naturally high a pH level of 8.2+ that meets stringent regulatory standards. It has required testing once a year by a FDA approved testing lab. North Carolina provides oversight on state regulations, particularly concerning water sourcing and environmental impact. To date, the Company is currently in compliance of all local and state regulations.

Aqua Beato is in an aggressive growth and expansion phase, actively developing its product line, distribution channels, and strategic partnerships. The Company has successfully built a brand identity around purity, sustainability, and premium hydration. Aqua Beato's growth strategy is built on a foundation of exclusive natural resources, high volume production capabilities, and strategic partnerships that ensure scalability, operational independence, and premium brand positioning. With the newly formalized partnership with Kevin Harrington and Big Brand Ventures (BBV), Aqua Beato is now uniquely positioned to rapidly accelerate national distribution, brand recognition, and sales velocity.

The business is fully operational in the natural spring water segment, with established sales and distribution networks. The next stages involve scaling production, diversifying product offerings, and strengthening its footprint in both direct consumer and commercial markets.

Invest in premium alkaline water with optimized pH balance for wellness-conscious consumers.

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About Us

The name "Aqua Beato" combines the Latin words "aqua" for water and "beato" meaning blessed, blissful, or filled with happiness. Together, "Aqua Beato" conjures an image of a pure, vibrant and a rejuvenating source of water, symbolizing joy, serenity and community.

This brand concept believes as our ancestors did, "that words matter, and that water takes on the meaning and energy you give it." We are giving our community a positive message while enjoying a 100% All-Natural Alkaline Spring Water.

Aqua Beato captures the essence of happiness, community, purity, peace and fun, making it ideal for settings that inspire "well-being", community and health, whether it's a serene spa, an energizing music festival, or simply a moment to unwind.

"Aqua Beato" is more than just water; it's an invitation to experience refreshment and bliss, wherever life takes you.

Our Leadership Jerry Cox Jenny Buettner Shereen Zernickow Chief Executive Officer Chief Operating Officer Chief Financial Officer ---r/Jea!i-/ = A differentiated brand story: hyrdration infused with happiness, hope, and impact. What is a Regulation A Offering? Who can invest in this offering? How do I invest? What are the risks involved? Can I sell my shares after investing? How will the funds raised be used? JOIN THE WAITLIST Frequently Asked Questions Navigation Introduction Summary Why Invest Leadership FAQs JoinWaitlist Contact Us ~ (714) 369-7178 This communication may be deemed to be an offer to test the waters under Regulation A of the Securities Act of 1933, as amended We are not currently accepting money or other forms of consideration, and no offer to buy securities can be accepted, and no part of the purchase price can be received, until an offering statement is filed with the US Securities and Exchange Commission (SEC) Any indication of interest involves no obligation or commitment of any kind No money or other consideration is being solicited or will be accepted, and if sent in response, it will not be accepted No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company has been qualified by the SEC, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. An indication of interest made by a prospective investor involves no obligation or commitment of any kind